me
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 26, 2006
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                 506,811
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                              0
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       506,811
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                              506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 31
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                              506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                              506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF
SHARES                                 14,476
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH
REPORTING                              506,811
PERSON                            ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       14,476
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 11 to SCHEDULE 13D

         This amendment ("Amendment No. 11") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 11 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On May 26, 2006, in connection with that certain lawsuit pending in the Circuit Court for Baltimore City in the State of Maryland (the "Court") against the Issuer, each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit"), Costa Brava and Wynnefield Partners Small Cap Value, L.P. (the "Partnership" or "Wynnefield") filed a Motion for Preliminary Injunction asking the Court to enter a preliminary injunction against the Issuer and the other defendants in the Lawsuit and their agents barring them from selling or otherwise disposing of Xacta Corporation ("Xacta"), a wholly-owned subsidiary of the Issuer, or any of the assets of Xacta, until the Lawsuit is resolved on the merits. A copy of the Motion for Preliminary Injunction filed by Costa Brava and Wynnefield, through their respective counsel, is filed herewith and attached hereto as Exhibit 99.11 and incorporated herein by reference (the "Motion for Preliminary Injunction"). A copy of the Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed by Costa Brava and Wynnefield, through their respective counsel, is filed herewith and attached hereto as
         Exhibit 99.12 and incorporated herein by reference (the "Memorandum of Points and Authorities"). Any descriptions herein of the Motion for Preliminary Injunction and the Memorandum of Points and Authorities are qualified in their entirety by reference to the Motion for Preliminary Injunction and the Memorandum of Points and Authorities respectively.

         As of the date of this Amendment No. 11, except as set forth above, and in the Motion for Preliminary Injunction and in the Memorandum of Points and Authorities, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Joint Filing Agreement

         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

         Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

         Exhibit 99.4      Complaint filed in the Circuit Court for
                           Baltimore City in the State of Maryland on October 17, 2005*

         Exhibit 99.5      Goodman Letter dated November 11, 2005*

         Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*

         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*

         Exhibit 99.9      Owsley Letter dated December 27, 2005*

         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

         Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006

         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)

         * Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to the Schedule 13D is true, complete and correct.

Dated:  June 1, 2006

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                      ------------------------------------------
                                      Andrew R. Siegel

                                  EXHIBIT INDEX

Exhibit 1         Joint Filing Agreement, dated as of February 9, 2006

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

Exhibit 99.11 Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006

Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)

* Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 11 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  June 1, 2006

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                      ------------------------------------------
                                      Andrew R. Siegel

                                  EXHIBIT 99.11

         Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006


--------------------------------------------------------------------------------
COSTA BRAVA PARTNERSHIP III, L.P.,            *   IN THE
and WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.                               *   CIRCUIT COURT

        Plaintiffs,                           *   FOR

v.                                            *   BALTIMORE CITY

TELOS CORPORATION, et al.,                    *   Case No. 24-C-05-009296
                                                  SPECIALLY ASSIGNED TO
        Defendants.                               JUDGE MATRICCIANI
--------------------------------------------------------------------------------
  *    *    *    *    *    *    *    *    *    *    *    *    *    *    *    *
--------------------------------------------------------------------------------


                        MOTION FOR PRELIMINARY INJUNCTION
                        ---------------------------------

         Pursuant to Maryland Rules 15-501 et seq., Plaintiffs, through undersigned counsel, move this Court to enter a Preliminary Injunction against Defendants and their agents barring them from selling or otherwise disposing of Xacta Corporation ("Xacta"), a wholly-owned subsidiary of Telos, or any of the assets of Xacta until this lawsuit can be finally resolved on the merits.

         A Memorandum of Points and Authorities in support of the relief sought by Plaintiffs accompanies this Motion.

                                       Respectfully submitted,


                                       SHUMAKER WILLIAMS, P.C.

                                   By: /s/ HARRY LEVY
                                       -----------------------------------------
                                       Harry Levy
                                       40 West Chesapeake Avenue
                                       Suite 605
                                       Towson, Maryland 21201
                                       (410) 825-5223
                                       (410) 825-5426 (facsimile)


                                       - and -


                                       WARNER STEVENS, LLP

                                       Lewis T. Stevens (TX Bar No. 24031366)
                                       Jeffrey R. Erler (TX Bar No. 00796516)
                                       J. Todd Key (TX Bar No. 24027104)
                                       301 Commerce Street, Suite 1700
                                       Fort Worth, Texas 76102
                                       (817) 810-5250


                                       ATTORNEYS FOR PLAINTIFF
                                       COSTA BRAVA PARTNERSHIP III, L.P.

                                       WHITEFORD, TAYLOR & PRESTON, L.L.P.

                                   By: /s/ JONATHAN E. CLAIBORNE
                                       -----------------------------------------
                                       Jonathan E. Claiborne
                                       7 St. Paul Street, Suite 1400
                                       Baltimore, Maryland 21202-1626
                                       (410) 347-9409
                                       (410) 223-4309 (facsimile)


                                       - and-


                                       KANE KESSLER, P.C.
                                       Jeffrey H. Daichman, Esq.
                                       1350 Avenue of The Americas
                                       New York, New York 10019-4896
                                       (212) 519-5142
                                       (212) 245-3009 (facsimile)

                                       ATTORNEYS FOR
                                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  EXHIBIT 99.12

   Memorandum of Points and Authorities in Support of Motion for Preliminary
    Injunction filed in the Circuit Court for Baltimore City in the State of
                            Maryland on May 26, 2006

--------------------------------------------------------------------------------
COSTA BRAVA PARTNERSHIP III, L.P.,            *   IN THE
and WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.                               *   CIRCUIT COURT

        Plaintiffs,                           *   FOR

v.                                            *   BALTIMORE CITY

TELOS CORPORATION, et al.,                    *   Case No. 24-C-05-009296
                                                  SPECIALLY ASSIGNED TO
        Defendants.                               JUDGE MATRICCIANI
--------------------------------------------------------------------------------
  *    *    *    *    *    *    *    *    *    *    *    *    *    *    *    *
--------------------------------------------------------------------------------

               MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF
                        MOTION FOR PRELIMINARY INJUNCTION
                        ---------------------------------

--------------------------------------------------------------------------------
Harry Levy                                   Jonathan E. Claiborne
SHUMAKER WILLIAMS, P.C                       WHITEFORD, TAYLOR & PRESTON, L.L.P.
40 West Chesapeake Avenue                    7 St. Paul Street, Suite 1400
Suite 605                                    Baltimore, Maryland 21202-1626
Towson, Maryland 21201                       (410) 347-9409
(410) 825-5223                               (410) 223-4309 (facsimile)
(410) 825-5426 (facsimile)

and                                          and


Lewis T. Stevens (TX Bar No. 24031366)       Jeffrey H. Daichman
Jeffrey R. Erler (TX Bar No. 00796516)       KANE KESSLER, P.C.
J. Todd Key (TX Bar No. 24027104)            1350 Avenue of The Americas
WARNER STEVENS, LLP                          New York, New York 10019-4896
301 Commerce Street, Suite 1700              (212) 519-5142
Fort Worth, Texas 76102                      (212) 245-3009 (facsimile)
(817) 810-5250

ATTORNEYS FOR PLAINTIFF                      ATTORNEYS FOR PLAINTIFF WYNNEFIELD
COSTA BRAVA PARTNERSHIP III, L.P.            PARTNERS SMALL CAP VALUE, L.P.
--------------------------------------------------------------------------------

         Plaintiffs Costa Brava Partnership III, L.P. ("CBIII") and Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") hereby file this Memorandum of Points and Authorities in support of their Motion for a preliminary injunction (the "Motion"), and in support thereof state as follows:

                                  INTRODUCTION

         It has come to the attention of the Plaintiffs that, even as the Defendant Directors and Officers of Telos continue in their repeating pattern of self-dealing and breaches of duty to Telos and its constituents, the Officers and Directors are attempting to sell, outside the ordinary course of business, Xacta Corporation ("Xacta"), a wholly-owned subsidiary of Telos - which happens to be, by far, the most valuable asset Telos possesses. The effect of such an extraordinary sale will be to accelerate a unilateral liquidation of nearly all of the assets of Telos, while the Plaintiffs are seeking this Court's appointment of a receiver to supervise an orderly restructuring or dissolution of Telos. Although Plaintiffs are not opposed to an orderly liquidation of Telos (as requested in the Complaint), this sale is unacceptable because the sale as structured will primarily benefit corporate insiders, while, at the same time, it will gut Telos of most of its value. In order to avoid this "doomsday" scenario, therefore, the Court should intervene and, using its well-settled equitable powers, issue the preliminary injunction requested in the Motion.

         As the Court will no doubt recognize in considering the Motion and this Memorandum, several key facts regarding the proposed sale of Xacta and its ultimate liquidating effect on Telos do not, as yet, appear in the record. There are two reasons for this: (1) this case is in its earliest stages, and Plaintiffs have not, as yet, been able to begin substantive discovery; and (2) Telos' Officers and Directors have consciously contrived to keep the various constituencies of Telos, including the Plaintiffs, in the dark with regard to any contemplated sale or liquidation of all or part of Telos. As such, many of the facts necessary for Plaintiffs to obtain the relief it requests have yet to be discovered and assembled for presentation to the Court. Plaintiffs submit,

                                                                   Pave 17 of 31

however, that the discovery process will unearth these facts, and that they will be able to meet their burden of proof at the evidentiary hearing on this Motion.

         Moreover, as discussed in more detail below, the Special Liquidation Committee appointed by Telos' Board has yet to render any report or opinion, which should be required before any sale or liquidation of all or part of Telos is allowed to go forward.

                               FACTUAL BACKGROUND

A.       Telos, Xacta and this lawsuit.

         Founded in 1968 and originally known as C3, Inc., Telos provides information services in the areas of consulting, software services, systems integration, and hardware maintenance, primarily to U.S. governmental agencies and government-reliant industries, and in particular to the U.S. Department of Defense. See Complaint at P. 19.

         Telos' operations are comprised of two operating segments: Managed Solutions and Xacta. Xacta develops, markets and sells government-validated secure enterprise solutions to the U.S. Government and financial institutions. Managed Solutions develops, markets and sells integration services conforming to a wide range of government information technology requirements. Managed Solutions also provides general information technology consulting and integration services in support of various U.S. Government customers. See Complaint at P. 20.

         Defendants Flaherty, Marino, Williams, Wood, McDuffie, Nakazawa and Tracy currently serve or have served as officers of Telos (the "Officers") during the relevant time periods for this lawsuit. See Complaint at P. 21. Defendants Wood, Baker, Borland, Byers, Ikle, Motley, Marino, and Sterrett serve or have served as Directors of Telos (the "Directors") during the relevant time periods for this lawsuit.(1) See Complaint at P. 22.

--------------------------

(1) Since the filing of this action, McDuffie and Ikle, the former chair of the Independent Committee, have resigned from Telos.

         Telos issued certain classes of senior ranking mandatory redeemable preferred securities. Only one category of preferred securities issued by Telos is publicly traded: the 12% Cumulative Exchangeable Redeemable Preferred Stock (the "ERPS"). See Complaint at P. 24. CBIII and Wynnefield are holders of Telos' ERPS.

         On or about October 17, 2005, after numerous attempts to convince Telos' Officers and Directors to cease the many breaches of their duties to Telos, CBIII filed this Lawsuit against Telos, its Officers and Directors.

         Among the claims asserted, the Plaintiffs allege: (1) that certain of the Defendants are recipients of fraudulent bonus conveyances by Telos; (2) that the interests of its ERPS holders are in conflict with the interests of its common shareholders, some of whom are Officers of the corporation and members of Telos' Board of Directors; (3) that Telos' Officers and Directors consistently have understated the obligations of Telos to the ERPS holders; (4) that Telos has failed to pay dividends owing to the ERPS holders and has failed to meet the mandatory redemption schedule of the ERPS; (5) that the Board initially refused to permit the ERPS holders to elect their Class "D" Directors; (6) that Telos' compulsory financial filings to the U.S. Securities and Exchange Commission ("SEC") are materially misstated; (7) that Telos' Officers and Directors consistently have managed Telos poorly and without regard to their fiduciary duties; (8) that the Officers and Directors have abandoned their duties to Telos by dealing unfairly with the majority holder of Telos' Class A common stock, John R.C. Porter ("Porter"), including renewing a note at a high rate of interest; (9) that the management of Telos, through the aggressive business tactics employed by the Officers and Directors, threatens the company by inviting costly litigation against the company; and (10) that Telos is divesting itself of ownership of its key wholly-owned subsidiaries by wrongfully granting a significant ownership interest to its "key executives and employees" through a stock option plan. See Complaint at P. P. 41-102.

B. The imminent sale of the Xacta subsidiary and the de facto liquidation of Telos is nothing more than the Officers' and Directors' latest scheme to benefit certain insiders at Telos' expense while this case is pending.

         Continuing their long history of favoring insiders over the interests of Telos and its constituents(2), the Officers and Directors recently have put into motion a chain of events that will, if not stopped, create a huge windfall for certain of Telos' Officers. Specifically (and discussed in detail below), the Defendants (1) created Xacta as a wholly-owned subsidiary of Telos and shifted the most valuable of Telos' assets and value to Xacta; (2) wrongfully authorized a grant to the Officers of stock options consisting of more than one-third of the value of Xacta and hid these actions from Telos' constituents and the public; (3) rejected all attempts to maximize value to Telos' constituents; and (4) now plan to sell Xacta, with the dual effect of gutting Telos and putting tens of millions of dollars into the hands of the insider Officers. These actions are breaches of the Defendants' duty of loyalty to Telos as a matter of Maryland law, and they must be stopped.

         1. The Telos Board created the Xacta entity and shifted the vast majority of Telos' value to that subsidiary.

--------------------

(2) As early as 1994, Telos admitted a conflict of interest between the ERPS holders and holders of Telos' common stock, which includes all of Telos' current Officers. See Form 13E-3 filed with the SEC on February 18, 1994, relevant pages of which are attached hereto as Exhibit 1. This conflict between management and the ERPS has manifested itself in several ways. Between 1998 and 2004 and during Telos' long-standing insolvency, Telos' executives received cash bonuses totaling $4,590,851, as well as a significant number of stock options. See Complaint at P. P. 56-60. Additionally, Porter, Telos' majority common shareholder, is currently receiving approximately double-prime interest on certain subordinated notes made by Telos, in addition to unexplained "consulting fees" amounting to more than $200,000 per year. See Complaint at P. P. 61-75. To make matters worse, Telos' financial disclosures historically have been, and still are, materially misstated. See Affidavit of Scott B. Davis, attached hereto and incorporated herein as Exhibit 2, at P. P. 8, 20, 41-43, 48, 49 and 55. As such, the accompanying certifications in those disclosures are false and violate federal securities laws.

         The business at Xacta was originally at the Telos level, including Telos' intellectual property. In 2000, Telos created Xacta, and began to push its information security business down to Xacta. See Exhibit 2 at P. 10. Soon after this, Xacta's financial results improved even as those of Telos itself began to decline. See id. at P. 11. In 2005, for example, Xacta generated revenue of $84.3 million - fully 60% of Telos' total revenue and 80% of its gross profit. See id. This was a determined process by Defendant Wood to move Telos' business value away from the liability owed to Telos' constituents, secretly for the benefit of Telos' executives.

         2. The Telos Board wrongfully granted stock options in Xacta to certain insider Officers, and then hid that fact from the SEC and the public.

         In its Form 10-K filed with the SEC for the year 2000, Telos disclosed two new subsidiary stock option compensation plans, one of which was the Xacta plan. See Exhibit 3, relevant pages of which are attached hereto and incorporated herein (3); see also Exhibit 2 at P. 12. Under both of the new plans, certain key executives and employees became eligible to receive options. Unusually, however, these options were not to be granted in the stock of Telos itself, but rather in two of Telos' wholly-owned subsidiaries, Telos Delaware, Inc. ("Telos Delaware") and Xacta. See id.

         Prior to 2004, Telos disclosed the details of its stock option plans in Telos Delaware and Xacta separately from each other and from Telos' parent stock option plans. See Exhibit 2 at P. 17. In 2004, however, Telos took the confusing step of collapsing its disclosures of all its stock option plans. See id. This aggregation makes it impossible for the public to determine how many options Telos Officers have been granted, and in which entities. See id. In short, Telos has admitted to the granting of suspicious stock options, but has made it impossible to know the precise details of those grants.

--------------------

(3) As Telos itself noted in its Motion to Dismiss, this Court may take judicial notice of SEC filings. See Md. Rule 5-201(b, f) (2005).

         In addition, buried in an attachment to its Form 10-Q filed with the SEC in November, 2005, Telos included, for the first time, a brief schedule which disclosed the stock capitalization of Telos Delaware and Xacta. See
Exhibit 4, relevant pages of which are attached hereto and incorporated herein. From these disclosures, combined with the few specifics already disclosed regarding the stock option plans, the Plaintiffs were able to estimate that the total amount of stock options authorized by Telos in Telos Delaware and Xacta totals 35% of the authorized shares of these subsidiaries. See Exhibit 2 at P.
12. Thus, through the stock option plan, Telos is granting a massive dilative ownership interest in its wholly-owned subsidiaries Telos Delaware and Xacta to its own Officers, including Defendants Wood, Marino and Flaherty. See id.

         The egregiousness of these actions is easily shown by a hypothetical sale of Xacta.(4) If, for example, Xacta was sold for $150 million, the Officers could reap as much as $52.5 million. See Exhibit 2 at P. P. 19-22. The loss of these funds to Telos, not to mention the clear breach of duty that such a loss would be - especially while this case is pending - is absolutely unacceptable.

         3. The Telos Board took steps to protect its scheme by refusing to consider reasonable methods of solving its obvious capitalization problems.

         As early as April 9, 2004, Telos recognized the need to recapitalize the company. On that date, Telos filed a Form 8-K with the SEC stating that its "ability to successfully restructure its debt obligations could affect [Telos']
future operating results. . . ." See Exhibit 5, relevant pages of which are attached hereto and incorporated herein. At that point, Telos disclosed its intention "to immediately engage such professional service providers it deems reasonable and appropriate to advise with regard to such recapitalization." See id.

         Later in 2004, Telos formed a committee of independent Directors (the "Independent Committee") to consider any and all proposals and alternatives with

--------------------

(4) The Defendants have not, as of the date of the filing of this Motion, informed the Plaintiffs of the price they actually anticipate realizing for Xacta if the sale were to proceed.

respect to the possible recapitalization of Telos. As discussed in the form 8-K filed with the SEC on November 29, 2004, the Independent Committee was composed of Defendant Directors Ikle (Chairman), Borland and Motley. See Exhibit 6, relevant pages of which are attached hereto and incorporated herein. Ikle, Borland and Motley are all holders of Telos' common stock.

         The Independent Committee's purported purpose was to investigate ways to rectify Telos' capital structure insolvency and finance the mandatory redemption of the ERPS and payment of ERPS dividends. Legal counsel for the Independent Committee sent a letter to the Plaintiffs in March, 2005, expressly soliciting CBIII's and Wynnefield's aid in finding solutions to Telos' insolvency. See Exhibit 7, attached hereto and incorporated herein.

         CBIII and Wynnefield attempted to assist Telos and the Independent Committee in securing alternative financing to stabilize the capitalization of Telos. Among other things, CBIII located several investment bankers which were prepared to explore a variety of strategic transactions with or on behalf of Telos, and who have third parties as clients who are interested in exploring strategic financing partnerships with Telos.

         Despite its protestations to the contrary, the Independent Committee showed no evidence of any intention to act on any of the Plaintiffs' proposals. Upon information and belief, Telos' Independent Committee did not open substantive talks with any potential third-party lenders or investors, whether recommended by CBIII or any other party. The Independent Committee did not engage CBIII or Wynnefield in any meaningful dialog on their recommendations. The Independent Committee declined even to meet with some interested investors, thereby doing nothing to improve Telos' insolvency or its ability to redeem the ERPS according to the mandatory redemption schedule and pay accrued dividends. Upon information and belief, the Independent Committee never once issued a sale book attempting to sell Telos or any of its assets.

         In short, the Independent Committee, tasked with the express mandate to provide solutions for Telos' capitalization problems, dissolved without ever considering any realistic scenarios for doing so. Most importantly, the Independent Committee utterly failed and refused to consider any merger and acquisition possibilities.

         4. Now, in order to complete its scheme to effect a de facto liquidation of Telos to benefit insiders at Telos' expense, the Telos Board has begun solicitations for the sale of Xacta while this case is pending.

         In the final step of their plan, Telos' Officers and Directors have now reversed themselves on their refusal to entertain merger and acquisition offers, further demonstrating their intention to once again exploit Telos to further their own interests. Having refused to consider a transaction regarding Telos, they now want to sell the only valuable asset of Telos. Specifically, in its 2005 Form 10-K, Telos revealed that the Directors and Officers are taking active steps to sell the Xacta subsidiary and, in effect, liquidate Telos before this case can be heard on its merits. See Exhibit 8, relevant pages of which are attached hereto and incorporated herein. Telos has engaged Jefferies & Company as financial advisor, which has issued a sale book formally soliciting bids for the sale and purchase of Xacta. See id.

         In trying to sell Xacta under these circumstances, the Defendants have breached their fiduciary duty of loyalty to Telos as a mater of law. As noted above, Defendant Wood used his dual positions as CEO of Telos and Chairman of its Board to lead the Board in granting Wood and other Officers wrongfully-obtained and significantly dilutive stock options in Xacta. When they exercise these options in connection with a sale of Xacta, the result will be to divest Telos of potentially more than one-third of the value of Telos' most valuable asset for the personal enrichment of the Telos recipients of the Xacta stock options, as that value will go straight into the pockets of the insider Officers, who would make tens of millions of dollars at Telos' expense.

C. The Xacta sale and de facto liquidation of Telos is particularly troubling because of the surrounding circumstances and while this case is pending.

         Not only is the Xacta sale a breach of fiduciary duties on its face, it is even more troubling in light of the Telos Board's actions (and failure to act) since CBIII filed its lawsuit.

         Specifically, Telos' most recent SEC filing still contains the numerous material misstatements that CBIII has been complaining of for over a year. See
Exhibit 2 at P. P. 8, 20, 41-43, 48, 49 and 55. This failure means that the proposed sale of Xacta is progressing in a vacuum, with no way for interested parties to evaluate it based on current, accurate information. Moreover, this failure is no mere oversight - the Defendants have intentionally filed (and falsely certified) the financial statements which fail to disclose the dilutive effect of the Xacta options in order to benefit themselves. As such, until Telos meets its filing, reporting and certification requirements, the Xacta sale should not be allowed to proceed.

         Additionally (and significantly), despite its formation in December, 2005 - now five months ago - the Special Litigation Committee appointed (purportedly) to investigate Plaintiffs' claims against the Officers and Directors has wholly failed to bring any legal action against any Officer or Director, and has not made any report or recommendations. Indeed, Plaintiffs are unaware of any substantive acts by the Special Litigation Committee. As such, it does not appear that the Special Litigation Committee is actually addressing the serious issues raised by the Plaintiffs. This failure to investigate individuals' behavior, as chartered, further clouds the circumstances surrounding the proposed Xacta sale by those same individuals (1) who are positioned to be personally enriched by such a de facto liquidation of Telos, and (2) whose actions, including certifying false and misleading financial disclosures, created this unacceptable situation.

         For all these reasons, the Court should enjoin the sale of Xacta until such time that the Court hears this case on its merits and then determines how best to protect the interests of Telos.

                                    ARGUMENT

I.       Legal standard.

         The factors required for a preliminary injunction under Maryland law are: (1) the likelihood that the plaintiff will succeed on the merits; (2) the "balance of convenience" determined by whether greater injury would be done to the defendant by granting the injunction than would result from its refusal; (3) whether the plaintiff will suffer irreparable injury unless the injunction is granted; and (4) the public interest. J.L. Matthews, Inc, v. Maryland-National Capital Park and Planning Comm'n, 368 Md. 71, 83 n.8, 792 A.2d 288, 295 n.8
(2002) (citations omitted).

II. The Plaintiffs are likely to succeed on the merits, because the Officers' exercise of stock options connection with the sale of Xacta would constitute a breach of fiduciary duties as a matter of Maryland law.

         It is indisputable that in Maryland, as in every other jurisdiction, officers of a corporation owe the corporation the highest duty of loyalty. See, e.g., Pittman v. American Metal Forming Corp., 336 Md. 517, 522, 649 A.2d 356, 359 (1994) ("Maryland has long held that directors and officers of a corporation stand in a fiduciary relationship to their corporation"); see also Roger A. Clapp, A Fiduciary's Duty of Loyalty, 3 Md.L.Rev. 221, 221 (1939). A critical component of that duty is the rule that corporate fiduciaries cannot enrich themselves at the corporation's expense:

         The affairs of corporations are generally [e]ntrusted to the exclusive management and control of the board of directors; and there is an inherent obligation, implied in the acceptance of such trust, not only that they will use their best efforts to promote the interest of the shareholders, but that they will in no manner use their positions to advance their own individual interest as distinguished from that of the corporation, or acquire interests that may conflict with the fair and proper discharge of their duty.

Indurated Concrete Corp. v. Abbott, 195 Md. 496, 503-04, 74 A.2d 17, 20 (1950)
(emphasis added; citations omitted).

         The stock options granted to the Officers are troubling on their face. There is no legitimate business reason for granting Officers of Telos options in Xacta, when those same Officers already hold stock options in the parent, Telos. The only logical reason for granting those options, and hiding their full dilutive impact, is to allow the Officers to benefit personally from the sale of the only valuable asset of Telos and the effective liquidation of Telos.

         This is exactly what is happening in connection with the contemplated sale of Xacta. As noted above, in this contemplated de facto liquidation of Telos, the exercise of the options could result in up to 35% of the value of Xacta going directly and personally to the Officers, rather than to Telos itself. Thus, on its face, a sale of Xacta which includes the exercise of the options is a breach of the Officers' and Directors' duty of loyalty to Telos. As such, this course of events cannot be allowed to take place, especially while this case is pending, and the Court should enjoin the Defendants from pursuing or closing a sale of Xacta under these conditions.

III.     The balance of convenience favors Telos.

         The second factor consists of a balancing between the interests of the Plaintiffs and the Defendants. Here, the Plaintiffs submit that that balance heavily favors enjoining the sale as structured. Such an action does nothing except maintain the status quo and avoid an arbitrary liquidation of Telos. As such, the requested injunction does not prejudice the interests of Telos' Directors and Officers - particularly since, as noted above, the Officers have no right to the sale proceeds in any event. At the same time, the injunction would protect the value of Telos pending resolution of this lawsuit on its merits. Therefore, the injunction does no injury to the Defendants, and, as such, this factor mitigates in favor of granting the injunction.

IV.      Telos will suffer irreparable injury unless the injunction is granted.

         It is well-settled in Maryland that irreparable injury "is a pliant term adaptable to the unique circumstances which an individual case might present." State Comm'n on Human Relations v. Talbot County Detention Ctr., 370 Md. 115, 140, 803 A.2d 527, 542 (2002). Such injury "need not be beyond all possibility of compensation in damages, nor need it be very great." Maryland-Nat'l Capital Park & Planning Comm'n v. Washington Nat'l Arena, 282 Md. 588, 615, 386 A.2d 1216, 1234 (1978). Rather, "irreparable injury is suffered whenever monetary damages are difficult to ascertain or are otherwise inadequate." Id.

         Here it is abundantly clear that Telos will suffer irreparable injury if the sale of Xacta and, in effect, the de facto liquidation of Telos for the primary - and intentionally obscured - benefit of the Officers is allowed to proceed on the terms which presently exist. Should such a sale occur, it would strip Telos of all or substantially all of its value. Telos' constituents would have no recourse, and, since the value of Xacta would evaporate once the sale closed, there would be no way to recompense them through monetary damages. As such, this is precisely the kind of situation in which monetary damages would be "difficult to ascertain or otherwise inadequate," and, thus, this factor weighs heavily in favor of the granting of the requested injunction.

V.       The public interest favors the granting of the injunction.

         Finally, although there is always a public interest component in the decision to grant a preliminary injunction, "[i]n private party litigation such as this, the broad public interest concerns are generally not at stake except to the extent of correctly enforcing the policy concerns expressed in the applicable law." Glass, Lewis & Co., LLC v. McMahon, 2005 WL 2435896 at *7 n.4 (Md. Cir. Ct., Aug. 9, 2005).

         Here, Maryland law of corporate governance is implicated by, and applicable to, the contemplated sale and de facto liquidation of Telos. Clearly (and as this Court determined when it denied the motions to dismiss), it is in the public interest of Maryland to ensure that the officers and directors of Maryland corporations adhere strictly to the fiduciary duties they accepted when they became managers of the corporation. Where, as here, it is blatantly obvious that the Telos Officers and Directors did not, in fact, observe their duties, the public interest surely falls on the side of those attempting to right the corporate wrongs. For this reason, the public interest factors involved weigh in favor of granting a preliminary injunction.

                                   CONCLUSION

         For all the foregoing reasons, Plaintiffs' Motion for Preliminary Injunction should be granted, and Defendants and their agents should be enjoined from pursuing or closing any sale of the Xacta subsidiary until such time that this lawsuit can be finally resolved on the merits.

                                       Respectfully submitted,
                                       SHUMAKER WILLIAMS, P.C.

                                   By: /s/ HARRY LEVY
                                       -----------------------------------------
                                       Harry Levy
                                       40 West Chesapeake Avenue
                                       Suite 605
                                       Towson, Maryland 21201
                                       (410) 825-5223
                                       (410) 825-5426 (facsimile)

                                       - and -


                                       WARNER STEVENS, LLP

                                       Lewis T. Stevens (TX Bar No. 24031366)
                                       Jeffrey R. Erler (TX Bar No. 00796516)
                                       J. Todd Key (TX Bar No. 24027104)
                                       301 Commerce Street, Suite 1700
                                       Fort Worth, Texas 76102
                                       (817) 810-5250

                                       ATTORNEYS FOR PLAINTIFF
                                       COSTA BRAVA PARTNERSHIP III, L.P.

                                       WHITEFORD, TAYLOR & PRESTON, L.L.P.

                                   By: /s/ JONATHAN E. CLAIBORNE
                                       -----------------------------------------
                                       Jonathan E. Claiborne
                                       7 St. Paul Street, Suite 1400
                                       Baltimore, Maryland 21202-1626
                                       (410) 347-9409
                                       (410) 223-4309 (facsimile)

                                       - and-


                                       KANE KESSLER, P.C.
                                       Jeffrey H. Daichman, Esq.
                                       1350 Avenue of The Americas
                                       New York, New York 10019-4896
                                       (212) 519-5142
                                       (212) 245-3009 (facsimile)

                                       ATTORNEYS FOR PLAINTIFF
                                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                             CERTIFICATE OF SERVICE

         I hereby certify that on this 26th day of May, 2006, a true and exact copy of the foregoing was sent by electronic mail and by first class mail, postage prepaid, to:

                           Jeffrey E. Gordon, Esquire
                           DLA Piper Rudnick Gray Cary US LLP
                           6225 Smith Avenue
                           Baltimore, Maryland  21209-3600
                           E-Mail:  jeffrey.gordon@dlapiper.com

                           Attorneys for Defendants Geoffrey B. Baker,
                           David F. Borland, Norman P. Byers, Fred Charles Ikle, Langhorne A. Motley, Malcolm M.B. Sterrett, and
                           Bruce J. Stewart

                           Jefferson V. Wright, Esquire
                           Miles & Stockbridge P.C.
                           10 Light Street
                           Baltimore, Maryland  21202-1487
                           E-Mail:  jwright@milesstockbridge.com

                           Attorneys for Defendants John B. Wood and
                           Robert J. Marino

                           Ava Lias-Booker, Esquire
                           McGuire Woods LLP
                           7 Saint Paul Street, Suite 1000
                           Baltimore, Maryland  21202-1671
                           E-Mail:  alias-booker@mcguirewoods.com

                           Attorneys for Defendant Telos Corporation

                           and

                           Andrew Jay Graham, Esquire
                           Kramon & Graham, P.A.
                           One South Street, Suite 2600
                           Baltimore, Maryland  21202-3201
                           agraham@kg-law.com

                           Attorneys for Defendants Michael P. Flaherty,
                           John M. McDuffie, Michelle Nakazawa, Richard Tracy, and Edward L. Williams


                                       /s/ HARRY LEVY
                                       -----------------------------------------
                                       Harry Levy